SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 2, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasília, August 1st, 2005

To
Senior Management of
Brasil Telecom Participações S.A. (“BTP” or “Company”)
Mr.	Humberto da Rocha Braz
Carlos Geraldo Campos de Magalhães
Francisco Aurélio Sampaio Santiago
Paulo Pedrão Rio Branco

Subject: Appointment of the Company’s Investor Relations Officer

Dear Sirs,

In reference to letter dated July 27, 2005, forwarded by Mr. Paulo Pedrão Rio Branco, in which he requested, as of that date, to be replaced from his position as Investor Relations Officer of the Company, I inform that Mr. Marcos de Magalhães Tourinho, Brazilian, married, business administrator, ID card 04445675-18, issued by Public Safety Office from Bahia (SSP-BA) and registered under social security (CPF/MF) 490211845-91, presently Investor Relations and Shareholders Relations Director of the Company, as of August 1st, 2005, starts to hold the position of Investor Relations Officer to attend CVM Instruction 202/93, ad referendum of BTP’s Board of Directors, with no harm to his other duties.

With nothing further at this time, I sign

Respectfully,

Luiz Otávio da Motta Veiga
Chairman of the Board of Directors
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer